Nuveen Investments

333 West Wacker Drive

Chicago, IL 60606

P 312.917.7700

www.nuveen.com

June 12, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Ms. Elisabeth Bentzinger

Re:

Request for Acceleration of the Effective Date of Nuveen S&P 500 Dynamic Overwrite Fund’s Pre-Effective Amendment No. 1 Under the Securities Act of 1933 and Amendment No. 5 Under the Investment Company Act of 1940 (File Nos. 333-224036 and 811-21809)

Dear Ms. Bentzinger:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective Wednesday, June 13, 2018, or as soon thereafter as practicable.

In connection with this request, Nuveen Securities, LLC, the underwriter for the Fund, has also signed this letter requesting acceleration.

Very truly yours,

Nuveen S&P 500 Dynamic Overwrite Fund	Nuveen Securities, LLC

/s/ Gifford R. Zimmerman	/s/ Gifford R. Zimmerman
By: Gifford R. Zimmerman	By: Gifford R. Zimmerman
Title: Vice President and Secretary	Title: Managing Director